Exhibit 99.1

Sierra Metals Announces 2019 Cost, and Capex Guidance

Completion of New Credit Facility Expected by End of Q1 2019

TORONTO--(BUSINESS WIRE)--February 25, 2019--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) (“Sierra Metals” or “the Company”) is reporting 2019 cost, and capex guidance which follows the 2019 production guidance previously issued (see press release dated January 24, 2019). Also, the company is close to finalizing a new credit facility which will replace the existing debt structure while providing additional liquidity.

2019 Cost Guidance

A mine by mine breakdown of 2019 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. Cash costs and AISC guidance is shown per zinc equivalent payable pound at Yauricocha, copper equivalent payable pound at Bolivar, and silver equivalent payable ounce at Cusi.

Mine		Equivalent Production Range	Cash Costs per ZnEqLb or CuEqLb or AgEqOz Sold	AISC ($)* per ZnEqLb or CuEqLb or AgEqOz Sold
Yauricocha	Zinc Eq Lbs (000's)	163,884 - 183,478	$0.58/lb	$0.88/lb
Bolivar	Copper Eq Lbs (000's)	29,877 - 33,449	$1.35/lb	$2.08/lb
Cusi	Silver Eq Ozs (000's)	1,862 - 2,085	$14.29/oz	$20.70/oz
*AISC includes Treatment and Refining Charges, Selling Costs, G&A Costs and Sustaining Capex
(1) 2019 Silver equivalent ounces, copper and zinc equivalent pounds were calculated using the following metal prices: $16.65/oz Ag, $3.03/lb Cu, $1.01/lb Pb, $1.24/lb Zn, $1,275/oz Au

2019 Capital Expenditures

In 2019, the Company plans to invest a total of up to $83 million on capital expenditures, including $39 million for sustaining capital requirements and $44 million for expansion, growth projects and exploration expenses. These capital expenditures will allow Sierra Metals to continue to significantly grow our mineral reserves and resources, complete the development work required in operations in order to increase production in the future, as well as complete plant expansion projects to process the increased production. These significant capital expenditure projects are expected to result in increased cash flows, and lower cash costs. These capital expenditure programs will be funded through the generation of operating cash flows, as well as additional liquidity provided from the new credit facility in process if needed.

Igor Gonzales, President and CEO of Sierra Metals commented, “The 2019 budget includes important capital investments for property, plant and equipment as well as underground development, exploration, corporate projects including shaft deepening, ventilation and camp improvements. Additionally, tailing dam facility expansions at the Yauricocha Mine, and improvements and expansion of existing tailings deposition facilities at the Bolivar and Cusi Mines are included in this year’s budget. These prudent capital investments provide for solid returns and will allow the Company to proceed on a path of future production and exploration growth while improving operational performance. Management continues to review metal prices and retains the option to adjust the 2019 budget should metal prices experience any dramatic changes within the year.”

A breakdown by mine of the throughput and planned capital investments is shown below:

The Yauricocha Mine in Peru plans to process up to 1.1 million tonnes (3,250 tpd) in 2019. Sustaining capex will be approximately $18 million and growth capex will be approximately $23 million.

2019 major capital investments include:

Up to:

  $8 million for deepening of the Yauricocha Shaft
  $6 million for regional and brownfield exploration and lower level development
  $5 million for ventilation
  $4 million for the mine camp
  $4 million for equipment
  $2 million for tailing dam facility expansion next lift
  $2 million for Mascota ramp from 920 to 720 level
  $7 million in development in Central and Cachi Cachi mine zones

The Bolivar Mine in Mexico plans to process up to 1.4 million tonnes, with an average production rate of 4,000 tpd in 2019. Sustaining capex will be approximately $12.0 million and growth capex will be approximately $10 million.

2019 major capital investments include:

Up to:

  $9 million for regional and brownfield exploration and development of drifts and drill stations
  $5 million for equipment
  $4 million for concentrator plant
  $2 million for tailings deposition facility expansion

The Cusi Mine in Mexico plans to process up to 515,500 tonnes, ramping up from 650 tpd with an objective of reaching 1,200 tpd in Q2 2019 and 2,400 tpd in Q4 2019. Sustaining capex will be approximately $8 million and growth capex will be $12 million.

2019 major capital investments include:

Up to:

  $5 million for concentrator plant
  $5 million for exploration and development of drifts and drill stations
  $4 million for equipment
  $4 million for tailings deposition facility

Debt Refinancing

Sierra Metals is currently in the process of refinancing its existing debt facilities. The main purpose on the new credit facility is to repay the existing BCP credit facilities, which in turn will provide the Company with financial flexibility for further drawdowns if internally generated cash flows are not enough to cover capital expenditures and working capital requirements in 2019 and beyond. The Company is very close to finalizing this new credit facility of up to US$100 million with a preferred lender, which is expected to close before the end of Q1 2019.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
V.P., Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Gordon Babcock, P. Eng.
Chief Operating Officer
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777